Filed by Eldorado Gold Corporation

Pursuant to Rule 425 under the United States Securities Act of 1933, as amended

Subject Company: Frontier Pacific Mining Corporation

Commission File No.: 132-02644

Date: June 3, 2008

NEWS RELEASE	ELD No. 08-11
TSX: ELD AMEX: EGO	June 2, 2008

Eldorado Gold Commences Efemçukuru Construction

VANCOUVER, BC – Paul N. Wright, President and Chief Executive Officer of Eldorado Gold Corporation (“Eldorado”, the “Company”, or “we”) is pleased to announce that the Company is in receipt of all permits and approvals necessary to construct its Efemçukuru mine (“Efemçukuru” or the “mine”) in Turkey.

Site preparation activities are now underway with work initially focused on providing upgraded access to the site and the necessary site clearing.

The Company has received notice that the Fourth Administrative Court in Izmir has ruled in favour of the Environmental Positive Opinion issued by the Ministry of Environment and Forestry for the Project.

The 2008 Exploration Programme has commenced on site with the initiation of surface exploration work aimed at identifying new targets outside of the presently defined resource. Crews have been conducting soil sampling over an extended grid and preparations are being made for a detailed magnetic survey. Initial soil sampling has identified extensions to anomalies at the north end of the system and we will be following up with detailed mapping and sampling to better understand the significance of the extensions.

“We are excited to have commenced construction activities on our second mine in Turkey and are particularly pleased with the recent court decision confirming the integrity of the Efemçukuru Environmental Impact Assessment”, commented Paul N. Wright, President and Chief Executive Officer.

Eldorado is a gold producing and exploration company actively growing businesses in Brazil, Turkey, China and surrounding regions. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright

President and Chief Executive Officer

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward looking statements or information within the meaning of the Securities Act (Ontario). Such forward looking statements or information include, but are not limited to statements or information with respect to unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements or information are subject to a variety of risks and uncertainties, which could cause Page 2 actual events, or results to differ from those reflected in the forward-looking statements or information. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements. Specific reference is made to “Forward Looking Statements and Risk Factors” in the Company’s Annual Information Form and Form 40-F dated March 31, 2008. Forward-looking statements herein include statements regarding the expectations and beliefs of management. Such factors included, amongst others the following: gold price volatility; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the section entitled “Risk Factors” in the Company’s Annual Information Form and Form 40-F dated March 31, 2008. We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the U.S.

Eldorado Corporation shares trade on the Toronto Stock Exchange (TSX: ELD) and the American Stock Exchange (AMEX: EGO). The TSX has neither approved nor disapproved the form or content of this release.

Contact:

Nancy E. Woo, Manager Investor Relations Phone: 604.601.6650 or 1.888.353.8166 Fax: 604.687.4026 Email: nancyw@Eldoradogold.com Request for information packages: laurelw@eldoradogold.com	Eldorado Gold Corporation 1188, 550 Burrard Street Vancouver, BC V6C 2B5 Web site: www.Eldoradogold.com